

02006810

ECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-13752

REPORT FOR THE PERIOD BEGINNING **01/01/01** (MM/DD/YY) AND ENDING **12/31/01** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TOWER SQUARE SECURITIES, INC.

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 WASH, D.C. 354 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One Tower Square - 2MS
(No. and Street)

Hartford	CT	06183
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Asteriades — (860) 954-3536
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

One Financial Plaza	Hartford	CT	06103-4103
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICE USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21

OATH OR AFFIRMATION

I, William A. Asteriades, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Tower Square Securities, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

William A. Asteriades
Chief Financial Officer and Treasurer

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

TOWER SQUARE SECURITIES, INC.

Table of Contents



One Financial Plaza
Hartford, CT 06103-2608

Independent Auditors' Report

The Board of Directors of
Tower Square Securities, Inc.:

We have audited the accompanying statements of financial condition of Tower Square Securities, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholder's equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tower Square Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2002



KPMG LLP, KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

TOWER SQUARE SECURITIES, INC.

Statement of Financial Condition

December 31, 2001 and 2000

Assets		2001	2000
Cash	$	1,364,846	2,072,855
Short-term securities, at amortized cost		4,994,986	499,643
Variable annuities		5,830,312	5,114,672
Receivable from financial institutions		728,711	650,153
Receivable from broker/dealers		240,597	270,411
Income tax receivable		291,125	-
Secured demand note receivable		11,000,000	6,000,000
Deferred tax asset		5,846,941	2,056,818
Other assets		641,019	261,298
Total assets	$	30,938,537	16,925,850

Liabilities and Shareholder's Equity

		2001	2000
Liabilities:			
Deferred compensation plan payable to representatives	$	5,847,434	5,138,547
Commissions and allowances payable		1,263,536	943,075
Accrued licensing fees		284,385	214,320
Due to affiliate		606,366	468,857
Income tax payable		-	171,641
Note payable under a subordinated demand note collateral agreement		11,000,000	6,000,000
Other liabilities		7,520,912	32,759
Total liabilities		26,522,633	12,969,199
Shareholder's equity:			
Common stock: $100 par value, 10,000 shares authorized; 1,000 shares issued and outstanding		100,000	100,000
Additional paid-in capital		14,789,396	7,789,396
Accumulated deficit		(10,473,492)	(3,932,745)
Total shareholder's equity		4,415,904	3,956,651
Total liabilities and shareholder's equity	$	30,938,537	16,925,850

See accompanying notes to financial statements.

TOWER SQUARE SECURITIES, INC.

Statement of Operations

For the years ended December 31, 2001 and 2000

		2001	2000
Revenues:			
Sales commissions	$	52,350,164	60,234,404
12b-1 fees		2,877,907	3,021,648
Interest income		92,016	75,995
Loss on variable annuities		(946,287)	(637,161)
Other income		542,048	312,023
		54,915,848	63,006,909
Expenses:			
Commissions		48,179,886	56,047,526
Compensation benefit from variable annuities		(946,287)	(637,161)
General and administrative		18,274,552	8,515,816
		65,508,151	63,926,181
Loss before income taxes		(10,592,303)	(919,272)
Income tax benefit		(4,051,556)	(259,820)
Net loss	$	(6,540,747)	(659,452)

See accompanying notes to financial statements.

TOWER SQUARE SECURITIES, INC.

Statement of Changes in Shareholder's Equity

For the years ended December 31, 2001 and 2000

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 1999	$ 100,000	4,789,396	(3,273,293)	1,616,103
Net loss	—	—	(659,452)	(659,452)
Capital contribution	—	3,000,000	—	3,000,000
Balance at December 31, 2000	$ 100,000	7,789,396	(3,932,745)	3,956,651
Net loss	—	—	(6,540,747)	(6,540,747)
Capital contribution	—	7,000,000	—	7,000,000
Balance at December 31, 2001	$ 100,000	14,789,396	(10,473,492)	4,415,904

See accompanying notes to financial statements.

TOWER SQUARE SECURITIES, INC.

Statement of Changes in Subordinated Borrowings

For the years ended December 31, 2001 and 2000

Subordinated borrowings at December 31, 1999	$ 3,000,000
Increases:	
Secured demand note collateral agreement	3,000,000
Subordinated borrowings at December 31, 2000	$ 6,000,000
Increases:	
Secured demand note collateral agreement	5,000,000
Subordinated borrowings at December 31, 2001	$ 11,000,000

See accompanying notes to financial statements.

TOWER SQUARE SECURITIES, INC.

Statement of Cash Flows

For the years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net loss	$ (6,540,747)	(659,452)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Deferred taxes	(3,790,123)	(572,155)
Changes in operating assets and liabilities:		
Receivable from financial institutions	(78,558)	(120,909)
Receivable from broker/dealers	29,814	46,848
Income taxes receivable/payable	(462,766)	19,636
Other assets	(379,721)	(70,382)
Deferred compensation plan payable to representatives	708,887	1,703,681
Commissions and allowances payable	320,461	454,070
Accrued licensing fees	70,065	66,031
Due to affiliates	137,509	(403,232)
Other liabilities	7,488,153	(77,954)
Total adjustments	4,043,721	1,045,634
Net cash (used in) provided by operating activities	(2,497,026)	386,182
Cash flows from investing activities:		
Change in variable annuities	(715,640)	(1,747,187)
Net change in short-term securities	(4,495,343)	(1,845)
Net cash used in investing activities	(5,210,983)	(1,749,032)
Cash flows from financing activities:		
Capital contribution	7,000,000	3,000,000
Net cash provided by financing activities	7,000,000	3,000,000
Net change in cash	(708,009)	1,637,150
Cash at beginning of the year	2,072,855	435,705
Cash at end of the year	$ 1,364,846	2,072,855
Supplemental disclosure of cash flow information:		
Income taxes paid, net	$ 201,333	292,699

Supplemental information of noncash investing and financing activities:

On August 31, 2001 and April 28, 2000, the Company entered into Secured Demand Note Collateral Agreements with Travelers Insurance Company for $5 million and $3 million, respectively.

See accompanying notes to financial statements.

(1) Nature of Operations

Tower Square Securities, Inc. ("Tower Square" or the "Company") is an introducing broker/dealer registered under the Securities Exchange Act of 1934. Tower Square is an indirect wholly owned subsidiary of The Travelers Insurance Company ("Travelers"), which is an indirect wholly owned subsidiary of Citigroup Inc. Tower Square's principal activity is to facilitate the sale of Travelers variable annuity and universal life products through independent registered representatives.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to the prior year's financial statements to conform to the current year's presentation.

(b) Income Recognition

Commission revenue and expense for general securities trades are recognized on the trade date of the underlying securities transactions.

Commission revenue and expense for mutual fund trades are recognized when received from mutual fund companies.

First year commission revenue and related commission expenses for the purchase of single premium deferred annuities and single premium variable life insurance contracts is recognized upon the satisfactory completion of the application process. Renewal commission revenues and related commission expenses are recognized when the renewal commissions are received.

(c) Valuation of Investments

Short-term securities are carried at amortized cost, which approximates fair value.

Variable annuity investments, related to the deferred compensation plan (see Note 5), are recorded at contract value, which approximates fair value. Changes in contract value are recorded in the statement of operations.

(3) Income Taxes

The federal and state income tax provision for the years ended December 31, 2001 and 2000 consisted of the following:

	2001	2000
Current:		
Federal	$ (258,357)	271,506
State	(3,076)	40,829
Deferred:		
Federal	(3,263,583)	(648,662)
State	(526,540)	76,507
Total federal and state income tax provision	$ (4,051,556)	(259,820)

For 2001, the effective tax rate is in excess of the statutory tax rate due to state income tax provisions. In 2000, the effective tax rate is less than the statutory tax rate due to the impact of a change in the state income tax rate on the deferred tax asset inventory.

Through January 2000, Tower Square was included in a consolidated federal income tax return filed by its direct parent, The Plaza Corporation, a wholly owned subsidiary of Travelers. In February 2000, The Plaza Corporation converted to a Limited Liability Company, and as a result, Tower Square files a separate federal income tax return.

Management believes that the realization of the recognized net deferred tax asset of $5.8 million is more likely than not to be realized based on management's abilities to implement tax planning strategies which includes future taxable income.

The components of the deferred income tax asset are as follows:

	2001	2000
Deferred tax asset:		
Deferred compensation plan	$ 2,236,609	1,965,494
Net operating loss carryforward	537,631	-
Bad debt	172,890	-
Other	2,899,811	91,324
Total	$ 5,846,941	2,056,818

(4) Short-Term Securities

Short-term securities are financial instruments with maturities of less than ninety days. The securities are carried at amortized cost. At December 31, 2001 and 2000, Tower Square held the following financial instruments:

	2001	2000
Commercial paper	$ 4,994,986	499,643

(5) Deferred Compensation Plan Payable to Representatives

Tower Square sponsors a nonqualified deferred compensation plan for its registered representatives. The Plan provides registered representatives with the ability to defer compensation to a retirement date on a tax-advantaged basis. The registered representatives elected to defer $1,715,181 and $2,456,749 in 2001 and 2000, respectively. The amounts deferred are invested in variable annuity contracts, which are recorded as assets of Tower Square and as a liability representing the obligation to provide future benefits. Changes in the value of the variable annuity contracts are recorded as adjustments to both the asset and liability on the balance sheet. The obligation of Tower Square to pay all benefits under the Plan is fully guaranteed by Travelers. Tower Square does not make any contributions to the plan.

(6) Net Capital Requirements

Tower Square is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined by Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2001, Tower Square had net capital of $7,009,725, which is in excess of its net capital requirement of $1,034,842. Tower Square's ratio of aggregate indebtedness to net capital was 2.21 to 1 at December 31, 2001.

As an introducing broker/dealer Tower Square is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of Paragraph (k)(2)(ii) thereof and from Rule 17a-13 of the Securities Exchange Act of 1934 under the provisions of Paragraph (a) thereof.

On August 31, 2001 and April 28, 2000, Tower Square entered into a Secured Demand Note Collateral Agreement with Travelers. All notes are collateralized by marketable securities held by Travelers as noted below:

		Par Value	Fair Value
		(in millions)	
As of December 31, 2001:			
Due August 31, 2004	$	6.0	6.3
Due April 28, 2003		4.0	5.1
Due September 30, 2002		3.5	4.9
	$	13.5	16.3
As of December 31, 2000:			
Due April 28, 2003	$	4.0	5.1
Due September 30, 2002		3.5	4.9
	$	7.5	10.0

The secured demand notes provide Tower Square with additional capital toward meeting the minimum net capital requirement under Rule 15c3-1. The corresponding liability "Note payable under a subordinated demand note collateral agreement" is subordinated to the claims of the general creditors and is noninterest bearing. To the extent that the subordinate borrowings are required for Tower Square's continued compliance with the minimum net capital requirements under Rule 15c3-1, they may not be repaid.

(7) Contingent Liabilities and Commitments

During 2001, the Company was named as a defendant in certain civil actions that relate to the activities of a former registered representative. In November 2001, the Company reached an agreement in principle to settle two pending claims for an aggregate of $4,975,000: a purported class action filed by participants of the Jefferson Parish School Board's deferred compensation plan in August 2001 and a suit filed in September 2001 by the plan. The proposed settlement agreement is subject to court approval.

During 2001, NASD Regulation, Inc. ("NASD"), the Company and other governmental or regulatory bodies also conducted an investigation into the activities of the former registered representative. In January 2002, the Company entered into an Acceptance, Waiver and Consent ("AWC") with the NASD, to settle the NASD investigation. In accordance with the AWC, the Company has paid a fine of $200,000, and has agreed to make restitution to the plan and to engage an outside consultant to review certain aspects of its supervisory policies and procedures.

The estimated costs of resolving the matters described above were charged to general and administrative expenses during 2001 and are included in other liabilities.

In the ordinary course of its business, the Company is a defendant or co-defendant in various litigation matters incidental to and typical of the business in which it is engaged. In the opinion of the Company's management, the ultimate resolution of these matters, including matters relating to the activities of the former registered representative mentioned above, would not be likely to have a material adverse effect on the Company's results of operations, financial condition or liquidity.

(8) Related Party

Tower Square, under an agreement with Travelers, is allocated certain expenses, principally administrative salaries, employee benefits, data processing, and general and administrative expenses. Travelers allocated $10,205,000 and $8,700,000 of expenses to Tower Square in 2001 and 2000, respectively, relating to expenses incurred by Travelers on Tower Square's behalf.

Net amounts payable to Travelers were $606,366 and $468,857 at December 31, 2001 and 2000, respectively. Revenue from Travelers for the years ending December 31, 2001 and 2000 was approximately 65% and 67% of total revenue, respectively.

(9) Concentration of Credit Risk

At December 31, 2001, Tower Square held Secured Demand Note Collateral Agreements with Travelers Insurance Company totaling $11 million, which represents a concentration of credit risk.

TOWER SQUARE SECURITIES, INC.

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

Net capital:		
Total shareholder's equity	$	4,415,904
Additions:		
Note payable subordinate to claims of general creditors		11,000,000
Deductions and/or charges:		
Deferred tax asset		5,846,941
Receivable from financial institutions		728,711
Income tax receivable		291,125
Receivable from broker/dealers over 30 days		58,836
Other assets		606,019
Net capital after deductions		7,884,272
Haircut on variable annuities		874,547
Net capital after deductions and haircut	$	7,009,725
Aggregated indebtedness	$	15,522,633
Computation of basic net capital requirement:		
Minimum net capital required:		
Greater of 6-2/3% of aggregate indebtedness or $50,000	$	1,034,842
Excess net capital	$	5,974,883
Ratio: Aggregate indebtedness to net capital		2.21 to 1

Note: The above computation does not differ materially from the computation of net capital and basic net capital requirement under Rule 15c3-1 as of December 31, 2001 filed with the National Association of Securities Dealers on January 24, 2002.



One Financial Plaza
Hartford, CT 06103-2608

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors of
Tower Square Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Tower Square Securities, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP KPMG LLP, a U.S. limited liability partnership, is
a member of KPMG International, a Swiss association.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

KPMG LLP

February 22, 2002